aub

17004644

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Los Robles Suite 210
(No. and Street)

Pasadena (City) California (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Thomas 626-564-1031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JCP

OATH OR AFFIRMATION

I, Warren Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Capital Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On February 23 before me, Kat Ju, Notary Public
(insert name and title of the officer)

personally appeared Warren Thomas,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



KAT JU
Notary Public - California
Los Angeles County
Commission # 2151950
My Comm. Expires May 3, 2020

Signature Kat Ju (Seal)

LIGHTHOUSE CAPITAL GROUP, llc

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

LIGHTHOUSE CAPITAL GROUP LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Lighthouse Capital Group LLC
Pasadena, California

I have audited the accompanying statement of financial condition of Lighthouse Capital Group LLC as of December 31, 2016 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Lighthouse Capital Group LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Capital Group LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Lighthouse Capital Group LLC's financial statements. The supplemental information is the responsibility of Lighthouse Capital Group LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2017

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	82,466
Commissions receivable		539,450
Finra CRD account		999
Organizational costs, net of amortization of $9,398		18,464
Other assets		13,746
Total assets		655,125

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	350
Commissions payable		41,118
Accrued expenses		2,500
Total liabilities		43,968

MEMBER'S EQUITY:

Member's equity		611,157
Total member's equity		611,157
Total liabilities and shareholder's equity	$	655,125

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Income
For the year ended December 31, 2016

REVENUES:		
Commission income	$	6,070,692
Referrals		12,071
Mutual funds		5,971
Total income		6,088,734
EXPENSES:		
Payroll expenses		50,797
Rent expense		9,649
Commissions paid		3,165,053
Regulatory fees		27,327
Insurance expense		30,910
Consulting expenses		2,079,542
Other expenses		14,796
Total expenses		5,378,074
INCOME BEFORE INCOME TAXES		710,660
INCOME TAX PROVISION		
Income tax expense		12,500
NET INCOME	$	698,160

The accompanying notes are an integral part of these financial statements

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2016

		Total Member's Equity
Beginning balance December 31, 2015	$	112,224
Capital withdrawals		(199,227)
Net income		698,160
Ending balance December 31, 2016		611,157

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 698,160
Amortization	1,524
Adjustments to reconcile net income to net cash provided by operating activities :	
(Increase in) Decrease in	
Other assets	(552,896)
FINRA CRD	318
Increase in (Decrease in)	
Accounts payable	(10,375)
Commissions payable	38,118
Total adjustments	(524,835)
Net cash provided by operating activities	174,849
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(199,227)
Net cash used in financing activities	(199,227)
Increase In Cash	(24,378)
Cash-beginning of period	106,844
Cash-end of period	$ 82,466
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 6,800

LIGHTHOUSE CAPITAL GROUP LLC
Notes to Financial Statements
For the year ended December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Lighthouse Capital Group LLC, (the "Company"), was formed in April, 2013, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

The management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 21, 2017 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for year ending December 31, 2013, 2014, 2015.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based

on the best information available in the circumstances and may include the Company's own data.)
There were no levels to measure at December 31, 2016.

Note 2: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2016, the Company was subject to the limited liability company income tax or $ 11,700.

Note 3: RELATED PARTY TRANSACTIONS

Lighthouse Capital Group, LLC is a fully owned subsidiary of JRW Investments, Inc. Throughout the year Lighthouse Capital Group, LLC shares certain expenses with JRW Investments, a wholly owned subsidiary. During 2016 this amount total 162,613 of which 156,357 was paid at December 31, 2016. The balance of $6,255 has been paid by the date of the audit, February 21, 2017.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its office through February 28, 2021. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2017	19,878
December 31, 2018	20,474
December 31, 2019	21,089
December 31, 2020	21,721
December 31, 2021	3,733

Rent expense for year ended December 31st 2016 was $9,649.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016 the Company had net capital of $38,498, which was 33,498 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $43,968 to net capital was 1.14 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Member's equity, December 31, 2016	$ 612,681	$ 611,157	$ (1,524)
Subtract - Non allowable assets:			
Finra CRD Activity	999	999	-
Organizational Costs	19,988	18,464	1,524
Other Assets	553,196	553,196	-
Tentative net capital	38,498	38,498	(1,524)
Haircuts	0	0	-
NET CAPITAL	38,498	38,498	(0)
Minimum net capital	5,000	5,000	-
Excess net capital	$ 33,498	$ 33,498	(0)
Aggregate indebtedness	43,968	43,968	-
Ratio of aggregate indebtedness to net capital	1.14	1.14	

The differences between the audit and Focus at December 31, 2016 was the recording of amortiztion expense.

The accompanying notes are an integral part of these financial statements

LIGHTHOUSE CAPITAL GROUP LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

THIS SECTION HAS BEEN INTENTIONALLY REMOVED DUE TO THE FACT THAT IT IS NOT REQUIRED FOR THIS FILING.

Assertions Regarding Exemption Provisions

We, as members of management of Lighthouse Capital Group LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Lighthouse Capital Group LLC

By:

Warren Thomas, Vice President

February 21, 2017
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Lighthouse Capital Group LLC
Pasadena, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Lighthouse Capital Group LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lighthouse Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Lighthouse Capital Group LLC, stated that Lighthouse Capital Group LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Lighthouse Capital Group LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Lighthouse Capital Group LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2017